UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on September 29, 2026, entitled “Equinor ASA: Share buy-back – third tranche for 2026”.

Equinor ASA: Share buy-back – third tranche for 2026

Please see below information about transactions made under the third tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 22 July 2026.

The duration of the buy-back tranche: 23 July to no later than 26 October 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 22 July 2026, available here: https://newsweb.oslobors.no/message/678529

From 21 September to 25 September 2026, Equinor ASA has purchased a total of 701,262 own shares at an average price of NOK 405.9719 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

21 September	OSE	136,000	412.1174	56,047,966.40
	CEUX
	TQEX

22 September	OSE	144,493	397.3104	57,408,571.63
	CEUX
	TQEX

23 September	OSE	144,000	400.5810	57,683,664.00
	CEUX
	TQEX

24 September	OSE	135,769	415.5438	56,417,966.18
	CEUX
	TQEX

25 September	OSE	141,000	405.2090	57,134,469.00
	CEUX
	TQEX

Total for the period	OSE	701,262	405.9719	284,692,637.21
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	5,567,791	393.3827	2,190,272,928.71
	CEUX
	TQEX
	Total	5,567,791	393.3827	2,190,272,928.71

Total buy-backs under the tranche (accumulated)	OSE	6,269,053	394.7910	2,474,965,565.91
	CEUX
	TQEX
	Total	6,269,053	394.7910	2,474,965,565.91

Following completion of the above transactions, Equinor ASA owns a total of 20,903,788 own shares, corresponding to 0.87% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 9,804,028 own shares, corresponding to 0.41% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: September 29, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer